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                              March 14, 2024

       Eyal Perez
       Chairman of the Board
       Genesis Growth Tech Acquisition Corp.
       Bahnhofstrasse 3
       Hergiswil Nidwalden, Switzerland

                                                        Re: Genesis Growth Tech
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 13,
2024
                                                            File No. 001-41138

       Dear Eyal Perez:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed on February 13, 2024

       General

   1. We note your response to our comment 1. Please tell us your consideration of Rule 11-
                                                        01(a)(8) of Regulation
S-X which requires the presentation of pro forma financial
                                                        information when the
consummation of other transactions has occurred or is probable for which disclosure of pro
forma financial information would be material to investors. Your response and/or
revisions to your filing should address, but not necessarily be limited to, the Contribution and
Business Combination Agreement, Patent Purchase Agreement, and
                                                        the Warrant Exchange
Agreement.
   2. We note your response to prior comment 2. While we note that as of the date hereof,
                                                        Genesis Sponsor owns
91.3% of the issued and outstanding Genesis SPAC Ordinary
                                                        Shares, please disclose
Genesis Sponsor and its affiliates    total potential ownership
                                                        interest in the
combined company, assuming exercise and conversion of all securities.
   3. We note your response to prior comment 10. Please revise your proxy statement to state that the sponsor will
not receive additional securities pursuant to an anti-dilution
 Eyal Perez
FirstName  LastNameEyal Perez Corp.
Genesis Growth  Tech Acquisition
Comapany
March      NameGenesis Growth Tech Acquisition Corp.
       14, 2024
March2 14, 2024 Page 2
Page
FirstName LastName
         adjustment based on the company obtaining additional financing activities.
Summary
Interests of Genesis Sponsor and Genesis SPAC's Directors and Officers, page 25

4. We note your response to prior comment 24. We further note your revised disclosure on pages 26 that the market values of the Founder Shares and Private Placement Warrants are
         $75.3 million and $355,000, respectively, based on the closing prices on the OTC as of
         February 9, 2024. In this regard, please revise the "$11.43 million at risk" figure on pages
         27, 70 and 83.
We will require additional capital after the closing of the Business Combination..., page 32

5. We note that you will be required to obtain financing after the closing of the Business
         Combination. Please disclose the types of financing that will be obtained and their impacts to the public shareholders. For example, disclose the potential dilution effect on the public shareholders from raising additional capital.
The Business Combination
Fairness Opinion, page 68

6. Please describe the qualifications of KISSPatent. Refer to Item 14(b)(6) of Schedule 14A
         and Item 1015(b)(2) of Regulation M-A.
7. Please revise to describe the method of selection of KISSPatent. Refer to Item 14(b)(6) of
         Schedule 14A and Item 1015(b)(3) of Regulation M-A.
8. Please revise to describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between KISSPatent and GenesisSPAC. In this regard, we note your disclosure on page 65 that on November 17, 2023, KISSPatent delivered its signed fairness opinion to Genesis SPAC. Refer to Item 14(b)(6) of Schedule
         14A and Item 1015(b)(4) of Regulation M-A.
Information about Genesis Sponsor and the Contributed Assets and Obligations Genesis Sponsor, page 93

9. We note your response to prior comment 9. Please disclose that Mr. Eyal Perez owns
         100% of Genesis Sponsor and that Genesis Sponsor owns 100% of the Contributed
         Assets.
Annex D - Opinion of KISSPatent Europe BV, page D-13

10. Please advise us how the free cash flow figures were calculated. We also note the statement in the KISSPatent IP Valuation Report that the complete numbers and calculations are shown in the accompanying excel sheets, however such excel sheets do not appeared to be included. Please advise us as appropriate.
 Eyal Perez
Genesis Growth Tech Acquisition Corp.
March 14, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameEyal Perez
                                                           Division of
Corporation Finance
Comapany NameGenesis Growth Tech Acquisition Corp.
                                                           Office of Real
Estate & Construction
March 14, 2024 Page 3
cc:       Andrei Sirabionian, Esq.
FirstName LastName